UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   33-55254-21
                              --------------------
                            (Commission File Number)

[X]  Form 10-K      [ ]  Form 20-F      [ ]  Form 11-K
[ ]  Form 10-Q      [ ]  Form N-SAR

     For Period Ended: 12/31/97

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:____________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I.
                             REGISTRANT INFORMATION


Full Name of Registrant:           NOHIV, Inc.

Former Name if Applicable:         N/A

Address of Principal Executive
Office (Street and Number):        9440 Telstar, Suite 7

City, State and Zip Code:          El Monte, California 91731


                                    PART II.
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report or semi-annual report/portion thereof will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

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                                   PART III.
                                   NARRATIVE

     Many of the records pertinent to the analysis of accounting data is located in Germany and not easily accessible. The analysis and accounting is currently in progress but due to the unavailability of necessary records has not yet been completed.

                                    PART IV.
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Name:          Dr. James E. Parker
          Telephone:     (626) 401-0403

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]  YES       [ ]  NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ]  YES       [X]  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   NOHIV, INC.
                -----------------------------------------------
                (Name of Registrant as specified in its charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 26, 1998                    /S/ Wolfgang Buttgereit
                                        ------------------------------------
                                        By:  Wolfgang Buttgereit
                                        Its: President

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